                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of January, 2016, Absolute Strategies Fund acquired control due to ownership of greater than 25% of Absolute Capital Opportunities Fund's (the "Fund") outstanding shares. Absolute Strategies Fund owned 100% of the Fund and thus controlled the Fund as of that date.